OMV Investor News

October 4, 2006
2.00 pm (UK time) – 3.00 pm (CET)

OMV closed sale of E&P assets in Ecuador

- **Part of E&P portfolio rationalization – South America is not an OMV core region**
- **Completion of the Sale and Purchase Agreement with Perenco and Burlington Resources Oriente Ltd. occurred on October 4, 2006**

OMV, the leading oil and gas group in Central Europe, closed the sale of its E&P assets in Ecuador to its Joint Venture Partners Perenco and Burlington Resources Oriente Ltd on 4 October 2006. OMV's share of production was some 5,000 bbl/d in 2005. The disposal is part of OMV's E&P portfolio rationalization as Latin America is identified as being non core to the Group's E&P business. The partners agreed not to disclose the sales price.

The Ecuador assets had been acquired by OMV as part of the acquisition of the international E&P portfolio of Preussag Energie GmbH in 2003. The sale is effective as of January 1, 2005.

Balanced International E&P portfolio
OMV owns a balanced international E&P portfolio in 18 countries organized around five core regions, namely the Danube and Adriatic region, Northern Africa, the British North Sea, the Middle East/Caspian and Australia/New Zealand. Due to the acquisition of 51% of Petrom S.A., Romania's largest oil company, OMV's daily production volume is approximately 330,000 boe/d, and the company's reserves are approximately 1.4 bn boe.

Background information:

OMV Aktiengesellschaft
With Group sales of EUR 15.6 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approx. EUR 12 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approx. 1.4 billion boe, daily production of around 330,000 boe and

annual refining capacity of 26.4 million metric tons. OMV now has over 2,520 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approx. 20%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey´s leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–September and Q3 2006** on November 15, 2006

OMV Investor News

OMV rapidly expands E&P position in the New Zealand gas market

October 2, 2006
10.00 am (UK time) – 11.00am (CET)

- **Pohokura, second largest natural gas field in New Zealand, commenced commercial production**
- **OMV becomes third largest producer in the New Zealand natural gas market**
- **Further growth planned in the E&P core region of Australia/New Zealand**

OMV, Central Europe's leading oil and gas group, has started delivery of commercial quantities of gas and condensate from New Zealand's gas field Pohokura, together with its joint venture partners. OMV New Zealand, a wholly owned subsidiary of OMV, holds a 26% stake in this gas field, together with the Operator Shell Exploration New Zealand Ltd (48%) and Todd Pohokura Ltd (26%). Pohokura production is expected to reach approx. 40,000 barrels oil equivalent (boe/d) in 2007, with gas production contributing approx. 40% of New Zealand's gas demand. As a result, OMV is expanding its position as a significant New Zealand energy supplier. With Pohokura on stream, OMV increases its total production in New Zealand from approx. 5,000 boe/d to about 15,000 boe/d.

Helmut Langanger, Head of Exploration and Production at OMV, said: "With Pohokura now delivering commercial quantities of gas and condensate, we have become New Zealand's third largest gas producer. For us, this is an important step in further strengthening our position in one of our international E&P core regions and is evidence of our successful commitment in this region, in which we intend to promote further growth."

Production from Pohokura is expected to reach 40,000 boe/d
Pohokura is the second largest gas field in New Zealand. Total development expenditures amount to approx. USD 600 mn. It is located in the Taranaki basin, where OMV's Maui gas field and Maari oil field are also located. Initially, production of natural gas and condensate will flow from three extended reach wells drilled from onshore with a daily natural gas and condensate production of approx. 40,000 boe/d. Additional offshore wells are expected to come on stream over the coming year to sustain production and to optimise recovery from the field. Pohokura will cover approx. 40% of the country's gas demand with its production of approx. 40,000 boe/d. OMV together with its share of Maui gas production will become the third largest gas producer supplying approx. 11% of the New Zealand market.

Growth continues

OMV, as Operator of the Maari oil field, in conjunction with its Joint Venture partners (Todd Maari Ltd, Horizon Oil International Ltd and Cue Taranaki Pty Ltd) is currently developing the largest undeveloped oil field in New Zealand. Oil production from the Maari field is planned to commence in 2008. The gross peak production of the Maari field is planned at 35,000 bbl/d. OMV's 69% share of Maari oil production, together with natural gas liquids from both the Pohokura and Maui fields, will make OMV the leading liquid hydrocarbon (oil and condensate) producer in New Zealand.

OMV's balanced international E&P portfolio

OMV owns a balanced international E&P portfolio in 18 countries organised around five core regions, namely the Danube and Adriatic region, North Africa, the North Sea, the Middle East/Caspian and Australia/New Zealand. Due to the acquisition of 51% of Petrom, Romania's largest oil company, OMV's daily production volume in 2005 was approx. 330,000 boe/d, and the company's reserves at the end of 2005 amount to approx. 1.4 bn boe.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 15.6 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approx. EUR 12 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approx. 1.4 billion boe, daily production of around 338,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,520 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approx. 18%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey´s leading company in the retail and commercial business.

Condensate

Condensates are liquid hydrocarbons generated in natural gas production. Condensates can be processed into liquid gas or can be refined into fuel.

OMV in New Zealand

OMV is active in Australia/ New Zealand, one of OMV's five E&P core regions, since 1999. OMV has offices both in Perth, Australia, and in Wellington, New Zealand. OMV's New Zealand activities are run by 46 employees in Wellington (New Zealand) and Perth (Western Australia) for the Maari project team. In New Zealand, OMV currently has interests in 5 exploration licenses and in 3 production licenses.

OMV: Corporate Social Responsibility (CSR)

OMV is actively committed to the values enshrined in its Code of Conduct. These include a strong sense of responsibility towards the social and natural environment in economically weak regions. OMV works hard to address economic, environmental and social issues related to its operations. Its CSR activities are fully documented in biannual performance reports compiled according to Global Reporting Initiative guidelines.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–September and Q3 2006** on November 15, 2006

Move & More. OMV